AMENDMENT NO. 1 TO THE BYLAWS

Of

SECURIAN FUNDS TRUST

a Delaware Statutory Trust

This following amendment to the Bylaws (the “Bylaws”) of Securian Funds Trust (the “Trust”) was duly adopted by resolution of a majority of the Board of Trustees (the “Board”) of the Trust at a meeting of the Board held on April 25, 2024, in accordance with Article VIII of the Bylaws. Capitalized terms used herein and not otherwise herein defined are used as defined in the Bylaws.

1.	Section 4 (Chair) of Article III (Trustees) of the Bylaws is hereby amended and restated in its entirety as follows:

The Trustees shall have the power to appoint from the members of the Board of Trustees or officers of the Trust, a Chair. Such appointment shall be by majority vote of the Trustees. Such Chair shall serve until his or her successor is appointed or until his or her earlier death, resignation or removal. The Chair shall preside at meetings of the Trustees and shall, subject to the control of the Trustees, perform such other powers and duties as may be from time to time assigned to him or her by the Trustees or prescribed by the Declaration of Trust or these Bylaws, consistent with his or her position. The Chair need not be a Shareholder.

Approved: April 25, 2024